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                                     [LETTERHEAD]

September 9, 1999


Vinita Gupta
Chief Executive Officer
DLZ Corp
217 Humboldt Court
Sunnyvale, CA  94089

Dear Vinita,

Comerica Bank - California ("Bank") is pleased to commit to DLZ Corp. ("Borrower") the following amended credit facility which supersedes the letter dated September 1, 1999:

BORROWER:           DLZ Corp. (Corporation to be formed by management for the
                    purpose of the Management Buyout of Digital Link
                    Corporation)

TYPE/AMOUNT:        $43,000,000 bridge loan.

PURPOSE: For purchases of Digital Link Corporation stock related to the Management Buyout.

ADVANCE: Not to exceed 100% of liquid cash assets of Digital Link Corporation and Bank's commitment for long term funding to Borrower after the merger.

PRICING:            Prime rate
                    $90,000 flat commitment fee.

REPAYMENT:          Approximately $36 million of the principal is to be repaid at closing but not later than two weeks after submission of the merger certificate. The difference of approximately $7 million will be the funded post-merger financing provided by Bank. Digital Link Corporation will have unencumbered cash, cash equivalents or marketable securities with a market value of not less than $35 million, held at an institution acceptable to Bank in its discretion and available to be used for repayment.

EXPIRATION:         This loan is to be repaid upon the closing of the merger
                    between DLZ Corp. and Digital Link Corporation but not later than two weeks after

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                    the submission of the merger certificate.  Bank's commitment to fund the transaction expires December 15, 1999.

SECURITY:           Pledge of the tendered shares and those owned by the Guptas
                    (which shall constitute a sufficient quantity of Digital
                    Link Corporation shares to effect the merger) and subject to compliance with Regulation U of the Federal Reserve Board.
                    Blanket filing (first lien position) on all assets of Borrower.

SUPPORT: Put agreement executed by Vinita Gupta to purchase 100% of Bank's note in this transaction.

ESCROW:             Escrow agreement to be satisfactory to Bank and Borrower.
                    Escrow is to be at the Trust Department at Comerica Bank to coordinate timing of payments, hold shares pledged by Guptas and shares acquired via a tender offer, oversee filings, coordinate the $2 million subordinated debt by Guptas, oversee execution of merger certificate, solvency certificate, opinion of borrower's counsel, and loan agreements and other documents as needed to the satisfaction of Bank and Borrower.

OTHER CONDITIONS:
This credit facility will be governed by a loan agreement that will include but will not be limited to the following conditions prior to and immediately after funding:

1) The Merger Agreement between Digital Link Corporation and DLZ Corp. is to contain language satisfactory to Bank that Digital Link Corporation will cooperate in consummating the merger and comply with all merged company obligations. Bank funding is conditioned upon evidence of a sufficient number of shares of Digital Link Corporation being tendered and/or voted via proxy to support the going private transaction (Sufficient shares under either the short form or long form merger).

2) Proceeds of this loan are to be paid to the escrow and immediately be applied to the purchase of Digital Link Corporation stock (either tendered or voted via proxy) not owned by the Guptas.

3) DLZ Corp. is required to open an escrow at the Trust Department at Comerica Bank. The escrow is to act as an independent agent in coordinating documentation, payments, notifications and other documents necessary to close the merger and repay this note as noted above.

4) Financial exhibits that Bank may reasonably request of DLZ Corp. and Vinita Gupta.

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5)   Borrower is to reimburse bank for legal fees, document preparation, out of pocket costs, filing fees, escrow fees etc. and reasonable expenses.

6)   Without Bank's prior written approval, Borrower will not:
     a)   Pledge assets other than to the Bank.
     b) Enter into any other direct borrowings, lend money or enter into guarantees.
     c) Enter into any merger or acquisition other than with Digital Link Corporation.

Comerica Bank - California is pleased to present this commitment and assist in your financing requirements. We hope to be able to assist in this transaction and build a relationship for your future financial needs. If this commitment is satisfactory to you please acknowledge your acceptance by signing, dating and returning this commitment letter along with a good faith deposit of $10,000 by September 20, 1999 at which time this commitment expires. The remainder of the fee would be due at closing. If the commitment is accepted, the ability fund shall remain effective until December 15, 1999.


Sincerely,


/s/ Alan Jepsen
----------------------
Alan Jepsen
Vice President and Assistant Group Manager
High Technology Group


Accepted and Acknowledged by:


/s/ Vinita Gupta
----------------------
Vinita Gupta
Chief Executive Officer
DLZ Corp.